Exhibit 99.89

PRESS RELEASE

  For immediate release

NuRAN Wireless Secures USD 12 Million Debt Financing Mandate Letter, Launches in Ivory Coast and Accelerates African Expansion

Quebec, QC, Canada, June 9th, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a pioneering rural connectivity company bridging the digital divide across Africa, today announced a landmark mandate letter with Afrigreen Debt Impact Fund for a proposed senior debt financing of up to USD 12 million — its largest financing milestone to date — to accelerate the deployment of mobile and broadband infrastructure across multiple African nations. Structured as a multi-country, multi-currency, multi-tranche facility through NuRAN Wireless Africa Holding, this financing is designed to unlock the next wave of site development, bringing reliable 2G, 3G, and 4G coverage to communities that have long been left behind by traditional telecoms. The mandate letter marks a decisive inflection point in NuRAN’s mission to connect over one billion underserved people worldwide.

The proposed financing remains subject to customary conditions, including completion of due diligence, internal approvals, negotiation and execution of definitive financing documentation, and satisfaction of applicable conditions precedent. There can be no assurance that definitive transaction documents will be executed or that the proposed financing will be completed on the terms currently contemplated, or at all. NuRAN will provide further updates as appropriate and in accordance with its continuous disclosure obligations.

Operational Highlights: New Country Entry and Technology Expansion

NuRAN has successfully deployed its first towers in Ivory Coast, marking the Company’s entry into yet another sub-Saharan African market. The new sites are equipped with advanced 4G transmission technology, delivering high-speed mobile connectivity to underserved rural communities for the first time.

NuRAN has commenced the rollout of 3G technology in Cameroon in response to surging demand for higher data capacity and enhanced connectivity — a critical upgrade that deepens the Company’s presence in one of its core markets.

Management Commentary

“This mandate letter with Afrigreen is a defining moment for NuRAN,” said Francis Létourneau, Director and CEO. “Combined with our expansion into Ivory Coast and the 3G upgrade in Cameroon, we are executing on every dimension of our growth strategy — securing the capital, deploying the infrastructure, and reaching the communities that need connectivity most. We are building something meaningful.”

Update on Regulatory Filings

As previously disclosed on January 28, 2026, the Company is finalizing the material change report required under section 14.2 of Form 51-102F5 in connection with Advance Factoring Inc. and the Restructuring Transaction, which it expects filing very shortly. NuRAN is actively working to complete this filing and remedy the default as promptly as practicable in accordance with applicable securities laws.

PRESS RELEASE

About NuRAN Wireless:

NuRAN Wireless (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is a leading rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN is bringing meaningful mobile access to more than one billion people who lack reliable connectivity. Bridging the Digital Divide, One Connection at a Time.

About the AFRIGREEN Debt Impact Fund:

AFRIGREEN is an infrastructure senior debt fund that offers financing solutions for commercial & industrial (C&I) consumers in Africa, enabling their installation of on-and off-grid solar power plants to help reduce their energy bill as well as their diesel dependency. AFRIGREEN is a fund managed by RGREEN INVEST and advised by ECHOSYS INVEST. AFRIGREEN is backed by prominent institutions including the European Investment Bank (EIB), the International Finance Corporation (IFC), BIO (Belgian Investment Company for Developing Countries), FMO, Proparco, Société Générale, and BNP Paribas.

AFRIGREEN applies IFC Performance Standards and EIB Environmental & Social Standards. It follows an environmental and social management system under which all projects are audited to assess positive and negative impacts in terms of environmental and social aspects. AFRIGREEN pays specific attention to the risk of forced labour being used in the production of solar photovoltaic panels and their components. It condemns the use of such forced labour for the production of solar photovoltaic panels or their components.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will”, “may”, “would”, “could” and similar expressions.

Forward-looking statements in this news release include, without limitation, statements regarding: (i) the proposed senior debt financing with Afrigreen Debt Impact Fund, including the anticipated structure, size, tranching, currency composition, and conditions of the proposed facility; (ii) the execution of definitive financing documentation and satisfaction of conditions precedent in connection with the proposed facility; (iii) the Company’s continued rollout of network infrastructure in Ivory Coast, Cameroon, and other African markets through NuRAN Wireless Africa Holding; (iv) the anticipated benefits of 4G deployment in Ivory Coast and 3G deployment in Cameroon; (v) the Company’s business strategy, growth objectives, and ability to expand its NaaS (Network-as-a-Service) operations; and (vi) the Company’s intention to complete and file the outstanding material change report in connection with the Restructuring Transaction and Advance Factoring Inc., and to remedy the related default under applicable securities laws.

PRESS RELEASE

These forward-looking statements are based on the beliefs, expectations, and opinions of management of the Company as of the date of this news release and are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements, including, without limitation: the risk that the proposed financing with Afrigreen Debt Impact Fund may not be completed on the terms contemplated, or at all; the risk that definitive financing documentation may not be negotiated or executed; the risk that conditions precedent to the proposed facility may not be satisfied; risks related to the Company’s ability to continue to deploy and operate network infrastructure in multiple African jurisdictions, including regulatory, political, and operational risks in those markets; the risk that the Company may not be able to remedy the outstanding filing default to the satisfaction of the applicable securities regulatory authority; and general economic, market, and business conditions.

Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and are based on information available to management as of the date hereof. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.